Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

GRANT OF RESTRICTED SHARE UNITS

The Company approved to grant an aggregate of 1,266,543 RSUs (representing equal number of underlying Class A ordinary shares) to 108 employees on January 1, 2025 (the “Employee Grants”) pursuant to the 2020 Share Incentive Plan, subject to the acceptance by the Grantees. Such Employee Grants would not be subject to the Shareholders’ approval. None of the Grantees was a Director, chief executive or substantial shareholder of the Company, or an associate of any of them.

The Employee Grants are subject to the terms and conditions of the 2020 Share Incentive Plan and the award agreements to be entered into between the Company and each of the Grantees. The principal terms of the 2020 Share Incentive Plan were set out in the section headed “Statutory and General Information – The Share Incentive Plans – 2020 Share Incentive Plan” in Appendix IV to the listing document of the Company dated May 5, 2022 and the 2023 annual report of the Company dated April 26, 2024.

Details of the Employee Grants are set out below:

Date of grant	January 1, 2025

Total number of RSUs to be granted	1,266,543 RSUs

Purchase price of RSUs to be granted	Nil

Closing price of the Class A ordinary shares on the business day immediately preceding the date of grant	HK$47.40 per share

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Vesting condition and periods	Subject to the terms of the award agreements to be entered into between the Company and each of the Grantees and the 2020 Share Incentive Plan, the RSUs to be granted under the Employee Grants shall vest in accordance with the following schedules:

	(i)	624,930 RSUs to be granted shall fully vest within 48 months, with 50%, 25% and 25% of the RSUs to be granted vesting on the second, third and fourth anniversary of the date of grant, respectively;

(ii)	15,000 RSUs to be granted shall fully vest within 48 months, with each 25% of the RSUs to be granted vesting on the first, second, third and fourth anniversary of the date of grant, respectively;

(iii)	622,113 RSUs to be granted shall fully vest within 45 months, with a specified proportion vesting in each period after the date of grant, respectively; and

(iv) 4,500 RSUs to be granted shall fully vest within 39 months, with each 25% of the RSUs to be granted vesting in four specified periods after the date of grant, respectively.

According to the 2020 Share Incentive Plan, the Board or the Compensation Committee, in its sole discretion, shall determine the time or times when Awards may vest. The vesting periods for part of the RSUs to be granted to the Grantees are shorter than 12 months because the RSUs to be granted under the Employee Grants have a mixed vesting schedule, which is allowed under the 2020 Share Incentive Plan.

Performance targets	The vesting of the RSUs under the Employee Grants is not subject to any performance targets.

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Clawback mechanisms	Pursuant to the terms of Employee Grants and the 2020 Share Incentive Plan, if Grantee’s termination of service is by reason of cause set out in the 2020 Share Incentive Plan, the Grantee’s right to any vested and unvested RSUs shall terminate concurrently with his/her termination of services. Under such circumstances, the balance of the RSUs that have not vested shall lapse and be forfeited. For the vested RSUs, the Board or the Compensation Committee may in its discretion determine (acting fairly and reasonably) that Grantee should repay to the Company (whether by re-transfer of Shares (or withholding the transfer of Shares where such transfer has not occurred), payment of cash proceeds or deductions from or set offs against any amounts owed to the Grantee by any member of the Group) an amount equal to the benefit, calculated on an after-tax basis, received or to be received by the Grantee from such vesting, provided that the Board or the Compensation Committee may, at its discretion, determine that a lesser amount should be repaid.

Upon the vesting of Awards granted under the 2020 Share Incentive Plan, RSUs to be granted under the Employee Grants will be satisfied through utilizing the Class A ordinary shares registered in the name of the depositary bank.

The Listing Committee of the Hong Kong Stock Exchange had granted approval for the listing of, and permission to deal in the Class A ordinary shares registered in the name of the depositary bank.

The Employee Grants will not result in the options and awards granted and to be granted to each individual Grantee in the 12-month period up to and including the date of such grant in aggregate to exceed 1% of the Shares in issue.

CLASS A ORDINARY SHARES AVAILABLE FOR FUTURE GRANT UNDER THE 2020 SHARE INCENTIVE PLAN

According to the 2020 Share Incentive Plan, the maximum aggregate number of Class A ordinary shares which may be further issued pursuant to all Awards under the 2020 Share Incentive Plan as at the date of the Listing shall be 253,246,913. Following the Employee Grants, 176,269,919 Awards (representing equal number of underlying Class A ordinary shares), subject to the Awards that may lapse or be forfeited before the date of grant, may be further granted under the 2020 Share Incentive Plan.

The amended 2020 Share Incentive Plan took effective from May 11, 2022 (the “Effective Date”) and will expire on the tenth anniversary of the Effective Date (the “Expiration Date”) unless earlier terminated. Upon expiry of the 2020 Share Incentive Plan, any Awards that have been granted and are outstanding as of the Expiration Date shall remain in force according to the terms of the 2020 Share Incentive Plan and the applicable award agreement.

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DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context requires otherwise:

“2020 Share Incentive Plan”	the 2020 Global Share Incentive Plan adopted by the Shareholders in July 2020 and amended in April 2022, which permits the grant of awards in the forms of options, restricted shares, and RSUs or other types of awards approved by the Board or the Compensation Committee

“ADSs”	American depositary shares, each of which represents three Class A ordinary shares

“associate”	has the meaning ascribed to it under the Listing Rules

“Award(s)”	award(s) in the form of option, restricted shares, RSUs or other types of awards approved by the Board or the Compensation Committee pursuant to the 2020 Share Incentive Plan to Participant(s)

“Board”	the board of Directors of the Company

“Class A ordinary shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring a holder of a Class A ordinary share one vote per share on all matters subject to the vote at general meetings of the Company

“Class B ordinary shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.00002 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Listing Rules that the reserved matters shall be voted on a one vote per share basis

“Company”	KE Holdings Inc., an exempted company with limited liability incorporated in the Cayman Islands on July 6, 2018

“Compensation Committee”	the compensation committee of the Board

“Director(s)”	the director(s) of the Company

“Grantee(s)”	108 employees of the Group

“Group”	the Company and its subsidiaries and consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

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“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing”	the listing of the Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Participant(s)”	a person who, as a director, consultant or employee of any member of the Group, has been granted an Award pursuant to the 2020 Share Incentive Plan

“RSU(s)”	restricted share unit(s)

“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADSs

“substantial shareholder”	has the meaning ascribed to it under the Listing Rules

“US$”	U.S. dollars, the lawful currency of the United States of America

“%”	per cent

By order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, December 31, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Wangang Xu and Mr. Tao Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.

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